LAWLER & ASSOCIATES

a professional law corporation

1530 - 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8014

Facsimile: 403-272-3620

W. Scott Lawler, Esq.

    Admitted in California

     September 12, 2005

REVISED

Via Edgar and Facsimile 202-772-9205

Mr. Andrew Mew

Senior Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

TransAKT Corp.

File No. 000-50392

Dear Mr. Mew:

I am U.S. securities counsel for TransAKT Corp. and am in receipt of a copy of your letter to TransAKT Corp. dated August 24, 2005, regarding TransAKT’s Form 20-F for the fiscal year ended December 31, 2004.

I have been in communication with TransAKT’s CFO, who has been traveling through Asia during the last few weeks. As a result, we would like to advise you that TransAKT will not be able to file a response to your comment letter prior to September 12, 2005. Due to unforeseen circumstances, TransAKT will file the Form 20-F by the end of next week.  We hope that this will be acceptable to you and not cause any problems or concerns.

If you would like to discuss this with me, please contact me at 951-526-6399.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.